Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 31, 2008, relating to the consolidated financial statements of Alcatel Lucent and subsidiaries (“Alcatel Lucent”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in accounting method of actuarial gains and losses offered by the amendment to International Accounting Standard No. 19 “Employee Benefit – Actuarial Gains and Losses, group plans and disclosures”) and effectiveness of Alcatel Lucent’s internal control over financial reporting, appearing in the Annual Report on Form 20-F of Alcatel Lucent for the year ended December 31, 2007.

/s/ Deloitte & Associés
Deloitte & Associés

Neuilly-sur-Seine, France
May 30, 2008